SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

     Table of contents:

—	Press Release dated November 12, 2004;

Press Release

ENEL: POSITIVE CONCLUSION TO NEGOTIATIONS FOR THE ACQUISITION OF SLOVENSKE ELEKTRARNE

Rome, November 12, 2004 — Enel is pleased that negotiations with the government of Slovakia to acquire a 66% stake in Slovenské Elektràrne (SE), the country’s main power producer, for a consideration of 840 million euro, have reached a positive conclusion. The agreement will now be submitted to the relevant Slovak authorities for definitive approval.

The conditions agreed to, both economic and regarding governance, satisfy the strict criteria which Enel applies to its international acquisitions. Enel is well placed to develop SE, a company that is already delivering positive operating results.

Paolo Scaroni, Enel’s chief executive, said: “As one of the largest electricity companies in the world, Enel has the resources, vision and experience to enhance SE’s operations and strengthen its role as an important regional hub. I am delighted that this has been acknowledged by the Slovak government.”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
	By:	/s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni
Dated: November 12, 2004